April 30, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tim Buchmiller
Re:    ImmunityBio, Inc.
Registration Statement on Form S-3
File No. 333-278361
Acceleration Request
Requested Date: May 2, 2024
Requested Time: 4:00 p.m. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, ImmunityBio, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-278361) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Thomas E. Hornish at 858-209-1020.

Sincerely,

IMMUNITYBIO, INC.

/s/ Richard Adcock
RICHARD ADCOCK
Chief Executive Officer and President

cc:	David Sachs, ImmunityBio, Inc.
Jason Liljestrom, ImmunityBio, Inc.
Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
Thomas E. Hornish, Wilson Sonsini Goodrich & Rosati, P.C.
ImmunityBio, Inc.
3530 John Hopkins Court San Diego, CA 92121
Office: +1-844-696-5235 Email: info@ImmunityBio.com